August 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:      AEON Biopharma, Inc.
Registration Statement on Form S-1, as amended (File No. 333-274094)

Request for Acceleration of Effective Date

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) of AEON Biopharma, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 5, 2024, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Drew Capurro of Latham & Watkins LLP at (714) 755-8008 or, in his absence, Eric Hanzich of Latham & Watkins LLP at (714) 755-8234 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Marc Forth

Marc Forth
Chief Executive Officer
AEON Biopharma, Inc.

cc:	Via Email

Alex Wilson, AEON Biopharma, Inc.
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Drew Capurro, Esq., Latham & Watkins LLP
Eric Hanzich, Esq., Latham & Watkins LLP